[ADAMS FUNDS LOGO]



                          May 17, 2018



Via EDGAR

Ken Ellington, Staff Accountant
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

     Re:  Adams Diversified Equity Fund, Inc., File No. 811-00248
          Adams Natural Resources Fund, Inc., File No. 811-02736


Dear Mr. Ellington:

     In a telephone conversation with me on May 9, 2018, you communicated the Securities and Exchange Commission (the "Commission") staff's (the "Staff") comments on the most recent Annual Reports of Adams Diversified Equity Fund, Inc. ("ADX") and Adams Natural Resources Fund, Inc. ("PEO," and together with ADX, the "Funds") that were filed with the Commission on February 26, 2018. A summary of the Staff's comments, along with the Funds' responses, is set forth below.

Comments related to both ADX and PEO:

  1. Please confirm whether there were any payables owed to the Directors at period-end (i.e., 12/31/17). If so, going forward please disclose such payables separately as liabilities in the Statement of Assets and Liabilities, as required by Article 6-04
     (12) of Regulation S-X.

  Response:

     Amounts due to directors at 12/31/17 were $122,000 for ADX and $111,000 for PEO related to distributions payable on deferred restricted stock units. Going forward, these amounts will be disclosed separately in the Statement of Assets and Liabilities.


Ken Ellington, Staff Accountant
May 17, 2018
Page 2


  2. In the Statement of Operations, please disclose interest and other income as separate line items, as required by Article 6-07
     (1) of Regulation S-X.

  Response:

Since the Funds currently utilize money market funds as their short-term investment vehicle, interest income is no longer applicable. The amount reflected in "Interest and Other Income" in the Statement of Operations for each Fund was all "Other Income" for the annual period ended December 31, 2017. Going forward, we will delete the reference to Interest when such income is not applicable and will present these categories of income separately if applicable.


Comments related to ADX only:

  3. For the Affiliates disclosure in Note 1 to the Financial
     Statements, please provide the information in table form within the Schedule of Investments, as required by Article 12-14 of Regulation S-X.

  Response:

     We respectfully submit that we have fully satisfied the requirements in Article 12-14 of Regulation S-X by making the required disclosures in the Notes to Financial Statements on page 9 of the 2017 Annual Report. Our presentation of this information is consistent with, and follows guidance provided by the staff of the Division of Investment Management in its response to question #5 under the matters pertaining to Regulation S-X in the Investment Company Reporting Modernization Frequently Asked Questions (most recently updated April 27, 2018).

     The guidance states "The Commission staff understands that the disclosures required by rule 12-14 relate to investments that are already presented in the schedule of investments under rule 12-12 and 12-13 through 12-13D, and, as such and to preserve the readability of the schedule of investments, would not object if funds chose to provide the additional disclosures required by rule 12-14 in the notes to the financial statements."

     We have chosen to follow this guidance and submit that our approach is compliant with Article 12-14.

  4. In the Schedule of Investments, please consider disclosing the Fund's holdings in closed-end funds as a separate investment category, in accordance with Article 12-12(2) of Regulation S-X.

  Response:

     We acknowledge the staff's comment. Since closed-end funds trade on a stock exchange, unlike mutual funds, we believe that presenting this holding in the Schedule of Investments as a common stock and not separately as a closed-end fund is more relevant to shareholders when presented as such. It is our largest single holding in the Energy sector and is properly reflected as part of the list of common stocks in the Energy sector of the portfolio. Also, we respectfully direct the Staff's attention to Footnote (c) to the Schedule of Investments, which further discloses that this holding is a "[n]on-controlled affiliate, a closed-end sector fund, registered as an investment company under the Investment Company Act of 1940."


Ken Ellington, Staff Accountant
May 17, 2018
Page 3


                *       *       *       *       *


     We believe that the foregoing has been responsive to the Staff's comments. Please call the undersigned at (410) 230-2901 or Janis Kerns at (410) 230-2902 if you wish to discuss this correspondence further. Thank you for your attention to this matter.





                                Very truly yours,

                                /s/ Lawrence L. Hooper, Jr.


                                Lawrence L. Hooper, Jr.
                                Vice President, General
                                Counsel & Corporate
                                Secretary



cc:  Mark E. Stoeckle, Chief Executive Officer
     Brian S. Hook, Chief Financial Officer
     Janis F. Kerns, Assistant General Counsel